
August 2, 2010

Mr. Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

>   **Re:**   **Halliburton Company**
>   **Registration Statement on Form S-4**
>   **Filed May 7, 2010**
>   **File No. 333-166656**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 17, 2010**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010**
>   **and June 30, 2010**
>   **Filed April 22, 2010 and July 23, 2010**
>   **Definitive Proxy Statement filed April 5, 2010**
>   **File No. 001-03492**

Dear Mr. Cornelison:

We have reviewed your response filed July 23, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1.   We note your response to comment 1 from our letter to you dated July 16, 2010, and we reissue the comment. At a minimum, provide a new "Recent Developments" section in the forepart of the prospectus within the amended Form S-4 to include the disclosure that was the subject of comments 2, 3, and 9 from

our letter to you dated June 3, 2010. You may include in that section text which makes clear precisely where in your incorporated Exchange Act filings additional details may be found.

2.   We note the new disclosure at page 25 of your Form 10-Q for the period ended June 30, 2010, regarding the estimated negative impact on your earnings per quarter. The new prospectus disclosure you provide in response to comment 1 above should include any estimates you have prepared regarding the negative impact on earnings for fiscal year 2010, rather than merely providing quarterly information in that regard.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Albert O. Cornelison, Jr.
Halliburton Company
August 2, 2010
Page 3

You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (713) 229-7756
        Eric Swanson
        Baker Botts L.L.P